OneDoor Studios Entertainment Properties LLC

c/o One Door Studios LLC

4320 Modoc Road, Suite F

Santa Barbara, CA 93110

September 1, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Janice Adeloye or Katherine Bailey

Re: OneDoor Studios Entertainment Properties LLC
Pre-Qualification Amendment to Offering Statement on Form 1-A
Filed September 1, 2022
File No. 024-11836

Ladies and Gentlemen:

We respectfully request that the above-referenced Pre-Qualification Amendment to the Offering Statement on Form 1-A for OneDoor Studios Entertainment Properties LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission before 9:00 AM Eastern Time on Tuesday, September 6, 2022, or as soon thereafter as practicable.

We request that we be notified of such qualification by email to our legal counsel Andrew R. Stokesbary, at dstokesbary@chalmersadams.com.

Very truly yours,

/s/ Jason Brents

President of One Door Studios LLC,

the Manager of OneDoor Studios Entertainment Properties LLC

cc: Andrew R. Stokesbary, Chalmers & Adams LLC